Exhibit 99.1

Statement from CNFinance Holdings Limited

GUANGZHOU, China, March 19, 2025 /PRNewswire/ --CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced the following statements to address recent market news involving “Fanhua (泛華)”:

In November 2024, the Company’s name changed from “CNFinance Holdings Limited 泛華金融控股有限公司” to “CNFinance Holdings Limited 深泛联控股有限公司.”

Entities currently operating under the name “Fanhua (泛華)” are not the Company’s affiliates, nor do they have an operational relationship with the Company.

Any misuse or misrepresentation involving the Company’s name, logo, trademark, or brand that falsely associates the Company with “Fanhua (泛華)” may violate applicable laws. The Company reserves the right to take all necessary legal action, including civil lawsuits and criminal prosecution, against individuals or entities engaging in such unauthorized activities.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn